UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Second Sight Medical Products Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

81362J100
(CUSIP Number)

Gregg Williams
12744 San Fernando Road, Suite 400
Sylmar, CA 91342
(818) 833-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Aaron A. Grunfeld

Law Offices of Aaron A. Grunfeld & Associates

11111 Santa Monica Boulevard, Suite 1840

Los Angeles, California 90025

(310) 788-7577

November 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Gregg Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,652,217 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,652,217 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,652,217 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.64%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Shares beneficially owned include the beneficial ownership of (i) the Gregg Williams 2006 Trust, a trust of which Mr. Williams is trustee, which is the beneficial owner of 13,598,612 shares of common stock and warrants to purchase 6,971,269 shares of common stock (excluding warrants to purchase 48,157 shares of common stock that expired July 31, 2017), (ii) Williams International Co, LLC, whose manager is Mr. Williams, which owns 1,484,254 shares of common stock and warrants to purchase 240,000 shares of common stock (expiring in February 2018), and (iii) Sam Williams Family Investments LLC, whose manager is Mr. Williams, which owns 4,358,082 shares (excluding warrants to purchase 214,921 shares of common stock which expired on July 31, 2017).

(2)	Based upon 56,794,477 shares of common stock outstanding and giving effect to warrants to purchase 7,211,269 shares of common stock August 4, 2017

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Gregg Williams 2006 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,569,881(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,569,881 (3)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,569,881 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.26%(4)
14.	Type of Reporting Person (See Instructions) OO

(3)	Shares beneficially owned include 13,598,612 shares of common stock and warrants to purchase 6,971,269 shares of common stock, as to which collectively Mr. Williams has sole voting and sole dispositive power.

(4)	Based upon 56,794,477 shares of common stock outstanding and giving effect to warrants to purchase 6,971,269 shares of common exercisable as of August 4, 2017.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Sam Williams Family Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,358,082
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,358,082
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,358,082
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.67%(5)
14.	Type of Reporting Person (See Instructions) CO

(5)	Based upon 56,794,477 shares of common stock outstanding as of August 4, 2017, with sole voting and dispositive power exercised by Mr. Williams.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Williams International Co. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,724,254(6)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,724,254(6)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,724,254(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.02%(7)
14.	Type of Reporting Person (See Instructions) CO

(6)	Beneficial ownership includes 1,484,254 shares of common stock and warrants to purchase 240,000 shares of common stock

(7)	Based upon 56,794,477 shares of common stock outstanding and giving effect to warrants to purchase 240,000 shares of common exercisable as of August 4, 2017, as to which collectively Mr. Williams has sole voting and sole dispositive power.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Second Sight Medical Products Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12744 San Fernando Road, Suite 400, Sylmar, CA 91342.

The Reporting Persons (as defined below) beneficially own 26,652,217 shares of Common Stock (the “Subject Shares”), which number includes: 19,440,948 shares of Common Stock and warrants to purchase 7,211,269 shares of common stock.

The Subject Shares represent beneficial ownership of approximately 41.64% of the outstanding shares of Common Stock based on 56,794,477 shares of Common Stock outstanding as of August 4, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2017 for the quarterly period ended June 30, 2017 and give effect to shares underlying the warrants referred to in the preceding paragraph.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i) Gregg Williams, an individual;

(ii) Gregg Williams 2006 Trust, a trust (“Williams Trust”); and

(iii) Sam Williams Family Investments LLC, a Michigan limited liability company (“Williams LLC”);

(iv) Williams International Co. LLC, a Michigan limited liability company (“Williams International LLC” together with Mr. Williams, the Williams Trust, and Williams LLC, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of September 4, 2017, a copy of which is filed herewith as Exhibit A.

(b) The address of the principal business and principal office of each of the Reporting Persons is 2280 E. West Maple Road, P.O. Box 200, Walled Lake, Michigan 48390.

(c) Mr. Williams has been the Chief Executive Officer at Williams International, a leading developer and manufacturer of small gas turbine engines, since April 2005 and has been a member of the Board of Directors of the Issuer since June 2009.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Williams is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchases were made with the personal funds of the Reporting Persons. All transactions were previously timely disclosed as reported on a Forms 3 and 4. Copies of the Forms 3 and 4 are attached hereto as Exhibit B. See Item 4 below.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Persons, directly or indirectly through certain affiliates, acquired the shares and warrants of the Issuer for investment purposes and not with a view toward or having the effect of directing or changing control over the Issuer. As a result of Mr. Williams’ position as a member of the Issuer’s Board of Directors and its committees, Mr. Williams may effect a measure of control over the Issuer. Mr. Williams has at all times from immediately prior to and since the initial public offering (the “IPO”) of the Common Stock in November 2014 been a principal shareholder and director of the Issuer and is a member of the family which co-founded the Issuer. He purchased securities in the IPO, and directly from the Issuer in its two subsequent registered rights offerings, subscriptions to which were made available to all shareholders. He acquired (i) 2,717,352 shares in the Issuer’s May 2016 rights offering, at $3.315 per share. and (ii) in the Issuer’s March 2017 rights offering to all shareholders, he acquired 6,802,721 units, at $1.47 per unit, , consisting of 6,802,721 shares of common stock and warrants to purchase 6,802,721 shares of common stock at $1.47 per share.. In April 2017 he also acquired 4,000,000 shares and 216,705 warrants from the estate of the founder of the Issuer in a negotiated private transaction, of which warrants to purchase 48,157 shares of common stock expired on July 31, 2017 leaving a net balance of warrants to purchase 168,548 shares of common stock. These warrants expire in February 2018 and have a strike price of $5 per share. In regard to these negotiated purchases by him and other investors from the estate of Alfred E. Mann see Form 8-K filed by the Issuer on April 10, 2017. Mr. Williams has made no open market purchases of securities to date. Aside from general investment purposes the principal reasons for purchasing securities of the Issuer in the shareholder rights offerings have been to provide capital to the Issuer. As noted in the Issuer’s filings and his Forms 4, Mr. Williams has, along with the other non-employee directors, received annual director compensation in the form of common stock. Fees for each of the four non-employee directors are paid in shares of the Issuer’s stock on June 1 of each year and the stock price per share value is determined by taking an average closing price of the Issuer’s stock for the preceding twenty trading days on NASDAQ, which is the Issuer’s principal trading exchange. Mr. Williams received 5,439 shares in June 2015, 16,786 shares in June 2016, and 56,314 shares in June 2017 for director’s compensation and these shares were transferred to the Williams Trust. These transactions were reported on Forms 4 filed with the Commission on June 3, 2015, June 3, 2016 and June 5, 2017 respectively.

The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and they currently expect to continue holding Issuer’s securities for investment and they may consider acquiring additional securities of the Issuer in open market and in privately-negotiated transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)(i) Gregg Williams is the beneficial owner of an aggregate of 26,652,217 or 41.64% of the Issuer’s outstanding shares of Common Stock, including warrants to purchase 7,211,269 shares of common stock.

(ii) Gregg G. Williams 2006 Trust is the beneficial owner of an aggregate 20,569,881 or 32.26% of the total outstanding shares of Common Stock, including warrants to purchase 6,971,269 shares of Common Stock.

(iii) Sam Williams Family Investments LLC is the beneficial owner of an aggregate 4,358,082 or 7.67% of the outstanding shares of Common Stock.

(iv) Williams International Co. LLC is the beneficial owner of an aggregate 1,724,254 or 3.026% of the shares of Common Stock, including warrants to purchase 240,000 shares of Common Stock

(b) Mr. Williams has power to vote or direct the vote, and sole power to dispose or direct the disposition of the shares and warrants owned by the Reporting Persons.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Effective September 7, 2017 the Reporting Persons entered into a Joint Filing Agreement (See Exhibit A) relating to their beneficial ownership of the Common Stock, no par value, of Second Sight Medical Products, Inc., a California corporation. To the knowledge of the Reporting Persons, except as otherwise described above, there are no other contracts, arrangements, understandings or relationships among reporting persons and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit	Description
A	Joint Filing Agreement executed by the Reporting Persons as of September 7, 2017.

B	Forms 3 and 4 filed with the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 8, 2017
/s/Gregg Williams
Gregg Williams

GREGG WILLIAMS 2006 TRUST

Date: September 8, 2017	/s/Gregg Williams
By: Gregg Williams
Its: Trustee

SAM WILLIAMS FAMILY INVESTMENTS LLC

Date: September 8, 2017	/s/Gregg Williams
By: Gregg Williams
Its: Manager

WILLIAMS INTERNATIONAL CO. LLC

Date: September 8, 2017	/s/Gregg Williams
By: Gregg Williams
Its: Manager

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) is dated as of September 7, 2017 and is entered into by and among Gregg Williams, an individual, and each of the persons who are listed below.

1.	The undersigned hereby agree that:

i.	They are each filing or shall file a joint statement on Form Schedule 13D relating to the beneficial ownership of the common stock, no par value (the “Common Stock”), of Second Sight Medical Products, Inc., a California corporation (the “Company”);
ii.	Schedule 13D as filed with respect to common stock of the Company shall be filed on behalf of each of them; and
iii.	Each of the parties hereto is responsible for the completeness and accuracy of the information concerning such party only and is not responsible for the completeness or accuracy of the information concerning other parties to the filing unless such person knows or has reason to believe that such information is inaccurate.

2.	Each of the undersigned hereby appoints Gregg Williams as his attorney-in-fact with all power and authority to execute Schedule 13D, and any amendments thereto on behalf of each of the undersigned.

3.	This Joint Filing Agreement may be executed in counterparts, each of which shall be deemed an original and both or each of which shall be deemed to be one and the same document.

(Remainder of the page intentionally left blank – signature page follows)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Date: September 7, 2017	/s/Gregg Williams
By: Gregg Williams, an individual

Gregg Williams 2006 Trust

Date: September 7, 2017,	/s/Gregg Williams
By: Gregg Williams
Its: Trustee

Williams International Co. LLC

Date: September 7, 2017,	/s/Gregg Williams
By: Gregg Williams
Its: Manager

Sam Williams Family Investments LLC

Date: September 7, 2017,	/s/Gregg Williams
By: Gregg Williams
Its: Manager

Exhibit B

9/1/2017 SEC FORM 3

SEC Form 3

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

OMB APPROVAL	
OMB Number:	3235-0104
Estimated average burden	
hours per response:	0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
Williams Gregg
(Last) (First) (Middle)
12744 SAN FERNANDO ROAD, BUILDING 3
(Street)
SYLMAR CA 91342
(City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
11/18/2014

3. Issuer Name and Ticker or Trading Symbol
SECOND SIGHT MEDICAL PRODUCTS INC [EYES]

4. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
X 10% Owner
Officer (give title below)
Other (specify below)

5. If Amendment, Date of Original Filed (Month/Day/Year)

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	3,119,328	I	BY SAM WILLIAMS TRUST
Common Stock[1]	2,579,741	I	BY SAM WILLIAMS TRUST

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
Warrant	07/31/2012	07/31/2017	Common Stock	214,921	5	I	By Sam Williams Trust
Warrant	02/23/2013	02/28/2018	Common Stock	240,000	5	I	By Sam Williams Trust

Explanation of Responses:

1. Represents shares issuable on automatic conversion of convertible promissory notes principal and interest effective 11/18/14 at a conversion price of $5.00 per share.

/s/ Gregg Williams — 11/18/2014

** Signature of Reporting Person — Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 5 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

https://www.sec.gov/Archives/edgar/data/1266806/000161577414000382/xslF345X02/s100492.xml 1/1

9/1/2017 SEC FORM 4

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

OMB APPROVAL	
OMB Number:	3235-0287
Estimated average burden hours per response:	0.5

1. Name and Address of Reporting Person*
Williams Gregg
(Last) (First) (Middle)
12744 SAN FERNANDO ROAD, BUILDING 3
(Street)
SYLMAR CA 91342
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
SECOND SIGHT MEDICAL PRODUCTS INC [EYES]

3. Date of Earliest Transaction (Month/Day/Year)
11/19/2014

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director X 10% Owner
Officer (give title below) Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	11/19/2014		P		111,111	A	$9	111,111	I	See footnote[1]
Common Stock								5,699,069	I	See footnote[2]

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Warrant	$5							07/31/2012	07/31/2017	Common Stock	214,921		214,921	I	See footnote[3]
Warrant	$5							02/23/2013	02/28/2018	Common Stock	240,000		240,000	I	See footnote[4]

Explanation of Responses:

1. By Williams International Co. LLC. Mr. Williams is a Chairman, President and Chief Executive Officer of Williams International Co. LLC, has voting and dispositive power, and may be deemed to be the beneficial owner of these shares.
2. By Sam Williams Trust. Previously reported on Form 3 filed with the Securities and Exchange Commission on November 18, 2014.
3. By Sam Williams Trust. Previously reported on Form 3 filed with the Securities and Exchange Commission on November 18, 2014.
4. By Sam Williams Trust. Previously reported on Form 3 filed with the Securities and Exchange Commission on November 18, 2014.

/s/ Gregg Williams 11/21/2014
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

https://www.sec.gov/Archives/edgar/data/1266806/000161577414000405/xslF345X03/s100524.xml 1/1

9/1/2017 SEC FORM 4

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

OMB APPROVAL	
OMB Number:	3235-0287
Estimated average burden hours per response:	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
Williams Gregg
(Last) (First) (Middle)
12744 SAN FERNANDO ROAD
BUILDING 3
(Street)
SYLMAR CA 91342
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
SECOND SIGHT MEDICAL PRODUCTS INC [EYES]

3. Date of Earliest Transaction (Month/Day/Year)
06/01/2015

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
10% Owner
Officer (give title below)
Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	06/01/2015		A		5,439[1]	A	$12.32[2]	5,439	D	
Common Stock								5,810,180	I	[3]

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Warrant	$5							07/31/2012	07/31/2017	Common Stock	214,921		214,921	I	[4]
Warrant	$5							02/23/2013	02/28/2018	Common Stock	240,000		240,000	I	[4]

Explanation of Responses:

1. 5,439 shares awarded to Mr. Williams as payment for serving on the Board of the Directors of the Company and its committees.
2. Amount of shares awarded was calculated based on an average closing price of "EYES" stock for the preceding twenty trading days of our common stock on its principal exchange.
3. As previously reported on Form 4 filed with the Commission on November 18, 2014, 111,111 shares are owned by Williams International Co. LLC and 5,699,069 shares are owned by Sam Williams Trust. Mr. Williams is deemed to be a beneficial owner of these shares.
4. By Sam Williams Trust. Previously reported on Form 3 filed with the Commission on November 18, 2014.

/s/ Gregg Williams 06/03/2015
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

https://www.sec.gov/Archives/edgar/data/1266806/000161577415001344/xslF345X03/s101251_form4.xml 1/1

9/1/2017 SEC FORM 4

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

OMB APPROVAL	
OMB Number:	3235-0287
Estimated average burden hours per response:	0.5

1. Name and Address of Reporting Person*
Williams Gregg
(Last) (First) (Middle)
12744 SAN FERNANDO ROAD
SUITE 400
(Street)
SYLMAR CA 91342
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
SECOND SIGHT MEDICAL PRODUCTS INC [EYES]

3. Date of Earliest Transaction (Month/Day/Year)
02/08/2016

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
X 10% Owner
Officer (give title below)
Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	02/08/2016		J		4,358,082	D	$3.37	0	I	See footnote[1]
COMMON STOCK	02/08/2016		J		4,358,082	A	$3.37[1]	5,810,180	I	See footnote[1][2]
COMMON STOCK[3]								5,439	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
WARRANT	$5	02/08/2016		J			214,921	07/31/2012	07/31/2017	COMMON STOCK	214,921	$1.62	0	I	See footnote[1]
WARRANT	$5	02/08/2016		J		214,921		07/31/2012	07/31/2017	COMMON STOCK	214,921	$1.62	214,921	I	See footnote[1]
WARRANT	$5							02/23/2013	02/28/2018	COMMON STOCK	240,000		240,000	I	See footnote[2]

Explanation of Responses:

1. On February 8, 2016 Sam B. Williams Power Trust, a trust of which Mr. Williams is trustee and whose current life beneficiary is his mother and of which three trusts established for the benefit of Mr. Williams and his two siblings are remainder beneficiaries, sold (i) 4,358,082 shares of common stock and (ii) warrants to purchase 214,921 shares of common stock to Sam Williams Family Investments LLC, whose manager is Mr. Williams and whose owners are the three aforementioned trusts established for the benefit of Mr. Williams and his two siblings. Each trust owns 1/3 of Sam Williams Family Investments LLC. Mr. Williams exercises sole voting and dispositive power over the securities acquired by Sam Williams Family Investments LLC from the Sam B. Williams Power Trust and his total beneficial ownership remains unchanged as a result of this transaction.

2. Williams International Co. LLC owns 1,452,098 shares and warrants to purchase 240,000 shares.

3. Previously reported on Form 4, filed with the Commission on June 3, 2015.

/s/ Gregg Williams — 02/10/2016
** Signature of Reporting Person — Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

https://www.sec.gov/Archives/edgar/data/1266806/000161577416004149/xslF345X03/s102622.xml 1/1

9/1/2017 SEC FORM 4

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL	
OMB Number:	3235-0287
Estimated average burden hours per response:	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*
Williams Gregg
(Last) (First) (Middle)
12744 SAN FERNANDO ROAD
SUITE 400
(Street)
SYLMAR CA 91342
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
SECOND SIGHT MEDICAL PRODUCTS INC [EYES]

3. Date of Earliest Transaction (Month/Day/Year)
06/01/2016

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director X 10% Owner
Officer (give title below) Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	06/01/2016		A		16,786[1]	A	$3.9515[2]	22,225	D	
COMMON STOCK								5,810,180	I	See footnote[3]

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
WARRANT	$5							07/31/2012	07/31/2017	COMMON STOCK	214,921		214,921	I	See footnote[3]
WARRANT	$5							02/23/2013	02/28/2018	COMMON STOCK	240,000		240,000	I	See footnote[3]

Explanation of Responses:

1. Awarded to Mr. Williams as compensation for serving on the Board of Directors and its committees.
2. Price per share constitutes an average closing price of Company's stock for the preceding twenty trading days on its principal exchange.
3. Previously reported on Form 4, filed with the Commission on February 10, 2016.

/s/ Gregg Williams 06/02/2016
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

https://www.sec.gov/Archives/edgar/data/1266806/000161577416005768/xslF345X03/s103413.xml 1/1

9/1/2017 SEC FORM 4

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0287
Estimated average burden hours per response:	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
Williams Gregg
(Last) (First) (Middle)
12744 SAN FERNANDO ROAD
SUITE 400
(Street)
SYLMAR CA 91342
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
SECOND SIGHT MEDICAL PRODUCTS INC [EYES]

3. Date of Earliest Transaction (Month/Day/Year)
06/08/2016

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director — X 10% Owner
Officer (give title below) — Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	06/08/2016[1]		J[1]		2,717,352[1]	A	$3.315[1]	8,527,532	I	See footnote[2]
COMMON STOCK								22,225	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
WARRANT	$5							07/31/2012	07/31/2017	COMMON STOCK	214,921		214,921	I	See footnote[2]
WARRANT	$5							02/23/2013	02/28/2018	COMMON STOCK	240,000		240,000	I	See footnote[2]

Explanation of Responses:

1. Gregg Williams 2006 Trust, a trust of which Mr. Williams is trustee, acquired 2,717,352 shares of common stock in the Company's Rights Offering at $3.315 per share as of June 8, 2016, the date on which the number subscribed for in the Rights Offering was confirmed.

2. Of which (i) Gregg Williams 2006 Trust, owns 2,717,352 shares, (ii) Williams International Co. LLC, whose manager is Mr. Williams, owns 1,452,098 shares and warrants to purchase 240,000 shares, and (iii) Sam Williams Family Investments LLC, whose manager is Mr. Williams, owns 4,358,082 shares and warrants to purchase 214,921 shares.

/s/ Gregg Williams — 06/09/2016
** Signature of Reporting Person — Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

https://www.sec.gov/Archives/edgar/data/1266806/000161577416005841/xslF345X03/s103445.xml 1/1

9/1/2017 SEC FORM 4

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0287
Estimated average burden hours per response:	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
Williams Gregg
(Last) (First) (Middle)
12744 SAN FERNANDO ROAD, SUITE 400
(Street)
SYLMAR CA 91342
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
SECOND SIGHT MEDICAL PRODUCTS INC [EYES]

3. Date of Earliest Transaction (Month/Day/Year)
12/02/2016

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
X 10% Owner
Officer (give title below)
Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	12/02/2016		J[1]		32,156[1]	A	$1.89[2]	8,565,127	I	Footnote[3]
COMMON STOCK								16,786[4]	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
WARRANT	$5							07/31/2012	07/31/2017	COMMON STOCK	214,921		214,921	I	Footnote[3]
WARRANT	$5							02/23/2013	02/28/2018	COMMON STOCK	240,000		240,000	I	Footnote[3]

Explanation of Responses:

1. 32,156 shares of common stock issuable to Williams International Co. LLC upon trigger of Long Term Investor Rights (LTIRs) as described in the Company's final prospectus dated November 20, 2014.
2. The closing price of the Company's shares on December 2, 2016, the date on which independent CPA firm determined number of shares issuable on trigger of LTIRs.
3. Of which (i) Gregg Williams 2006 Trust, whose trustee and principal beneficiary is Mr. Williams, owns 2,722,791 shares, (ii) Williams International Co. LLC, whose manager is Mr. Williams, owns 1,484,254 shares and warrants to purchase 240,000 shares, and (iii) Sam Williams Family Investments LLC, whose manager is Mr. Williams, owns 4,358,082 shares and warrants to purchase 214,921 shares.
4. Gives effect to 5,439 shares received by Mr. Williams for his services as member of the Board of the Company and transferred of record to Gregg Williams 2006 Trust.

/s/ Gregg Williams 12/05/2016

** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

https://www.sec.gov/Archives/edgar/data/1266806/000161577416008745/xslF345X03/s104856_form4.xml 1/1

9/1/2017 SEC FORM 4

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL	
OMB Number:	3235-0287
Estimated average burden hours per response:	0.5

1. Name and Address of Reporting Person*
Williams Gregg
(Last) (First) (Middle)
12744 SAN FERNANDO ROAD
BUILDING 3, SUITE 400
(Street)
SYLMAR CA 91342
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
SECOND SIGHT MEDICAL PRODUCTS INC [EYES]

3. Date of Earliest Transaction (Month/Day/Year)
03/14/2017

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director X 10% Owner
Officer (give title below) Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	03/14/2017[1]	03/14/2017	A[1]		6,802,721[1]	A	$1.47[1]	15,367,848	I	See footnote[2]
COMMON STOCK								16,786	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Warrant to Purchase Common	$5							07/31/2012	07/31/2017	COMMON STOCK	214,921		214,921	I	See footnote[2]
Warrant to Purchase Common	$5							02/23/2013	02/28/2018	COMMON STOCK	240,000		240,000	I	See footnote[2]
Warrant to Purchase Common Stock	$1.47	03/14/2017		A		6,802,721[1]		03/14/2017	03/14/2022	COMMON STOCK	6,802,721	[1]	6,802,721	I	See footnote[2]

Explanation of Responses:

1. Gregg Williams 2006 Trust, a trust of which Mr. Williams is trustee, acquired common stock and warrants reported on this Form 4 pursuant to an exercise of subscription rights previously distributed by the Company to all holders of the Company's common stock. Each stockholder received a right to invest $0.47 for every share held of record on February 10, 2017, the record date, to purchase units consisting of one share of common stock and one warrant to purchase one share of common stock. The final allocations of units were confirmed on March 14, 2017.

2. Of which (i) Gregg Williams 2006 Trust, owns 9,525,512 shares and warrants to purchase 6,802,721 shares, (ii) Williams International Co. LLC, whose manager is Mr. Williams, owns 1,484,254 shares and warrants to purchase 240,000 shares, and (iii) Sam Williams Family Investments LLC, whose manager is Mr. Williams, owns 4,358,082 shares and warrants to purchase 214,921 shares.

Remarks:

* Pursuant to Power-of-Attorney, attached as exhibit.

/s/ Tom Miller by Power-of-Attorney*	03/16/2017
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

https://www.sec.gov/Archives/edgar/data/1266806/000161577417001109/xslF345X03/s105598_form4.xml 1/1

9/1/2017 SEC FORM 4

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL	
OMB Number:	3235-0287
Estimated average burden hours per response:	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

1. Name and Address of Reporting Person* Williams Gregg (Last) (First) (Middle) 12744 SAN FERNANDO ROAD BUILDING 3 (Street) SYLMAR CA 91342 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol SECOND SIGHT MEDICAL PRODUCTS INC [EYES] 3. Date of Earliest Transaction (Month/Day/Year) 04/07/2017 4. If Amendment, Date of Original Filed (Month/Day/Year)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below) 6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	04/07/2017		P[1]		4,000,000[1]	A	$1	19,384,634	I	.[2]

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Warrant to Purchase Common	$5	04/07/2017		P[1]		48,157[1]		07/31/2012	07/31/2017	COMMON STOCK	48,157	$0.001	263,078	I	See Footnote[2]
Warrant to Purchase Common	$5	04/07/2017		P[1]		168,548[1]		02/23/2013	02/28/2018	COMMON STOCK	168,548	$0.001	408,548	I	See Footnote[2]
Warrant to Purchase Common Stock	$1.47							03/13/2017	03/13/2022	COMMON STOCK	6,802,721		6,802,721	I	See Footnote[2]

Explanation of Responses:

1. Gregg G. Williams 2006 Trust, a trust of which Mr. Williams is trustee, acquired common stock and warrants in a private transaction.

2. Of which (i) Gregg G. Williams 2006 Trust, owns 13,542,298 shares and warrants to purchase 7,019,426 shares, (ii) Williams International Co. LLC, whose manager is Mr. Williams, owns 1,484,254 shares and warrants to purchase 240,000 shares, and (iii) Sam Williams Family Investments LLC, whose manager is Mr. Williams, owns 4,358,082 shares and warrants to purchase 214,921 shares.

/s/ Gregg Williams 04/10/2017

** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

https://www.sec.gov/Archives/edgar/data/1266806/000161577417001614/xslF345X03/s105841_form4.xml 1/1

9/1/2017 SEC FORM 4

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL	
OMB Number:	3235-0287
Estimated average burden hours per response:	0.5

1. Name and Address of Reporting Person*
Williams Gregg
(Last) (First) (Middle)
12744 SAN FERNANDO ROAD, SUITE 400
(Street)
SYLMAR CA 91342
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
SECOND SIGHT MEDICAL PRODUCTS INC [EYES]

3. Date of Earliest Transaction (Month/Day/Year)
06/01/2017

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director X 10% Owner
Officer (give title below) Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	06/01/2017		A		56,314[1]	A	$1.172[2]	19,440,948	I	See footnote[3]

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Warrant to Purchase Common	$5							07/31/2012	07/31/2017	COMMON STOCK	263,078		263,078	I	See footnote[3]
Warrant to Purchase Common	$5							02/23/2013	02/28/2018	COMMON STOCK	408,548		408,548	I	See footnote[3]
Warrant to Purchase Common	$1.47							03/13/2017	03/13/2022	COMMON STOCK	6,802,721		6,802,721	I	See footnote[3]

Explanation of Responses:

1. Awarded to Mr. Williams as compensation for serving on the Board of Directors and its committees.
2. Price per share constitutes an average closing price of Company's stock for the preceding twenty trading days on its principal exchange.
3. Of which (i) Gregg Williams 2006 Trust, owns 13,581,826 shares and warrants to purchase 7,019,426 shares, (ii) Williams International Co. LLC, whose manager is Mr. Williams, owns 1,484,254 shares and warrants to purchase 240,000 shares, and (iii) Sam Williams Family Investments LLC, whose manager is Mr. Williams, owns 4,358,082 shares and warrants to purchase 214,921 shares.

Remarks:

* Power-of-Attorney attached as exhibit

/s/ Tom Miller by Power-of-Attorney 06/05/2017
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

https://www.sec.gov/Archives/edgar/data/1266806/000161577417002949/xslF345X03/s106447_form4.xml 1/1